# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alzamend Neuro, Inc., CIK 0001677077
CUSIP: 02262M605
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3500 LENOX RD. NE, SUITE 1500, Atlanta, Georgia (GA), 30326
Date of event which requires filing of this statement: 07/23/2025
Amends the filing with accession number 0001214659-24-001785
Filed by CIK 0001212502
Persons authorized to receive notices and communications: MILTON C. AULT, III, c/o HYPERSCALE DATA, INC. 11411 SOUTHERN, HIGHLANDS PARKWAY, SUITE 190, Las Vegas, Nevada (NV), 89141, (949) 444-5464

## Reporting persons
- MILTON C. AULT, III (CIK 0001212502): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 1,843; shared voting power 704,479; sole dispositive power 1,843; shared dispositive power 704,479; aggregate amount beneficially owned 706,322 (18.5% of the class)
  Comment: Sole voting and dispositive power represents shares of Common Stock. Shared voting and dispositive power represents (i) 661,743 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Ault Lending, LLC, (ii) 23,334 shares of Common Stock underlying currently exercisable warrants held by Ault Lending, LLC, (iii) 8,260 shares of Common Stock held by Ault Lending, LLC, (iv) 11,068 shares of Common Stock held by Ault Life Sciences, Inc., (v) 61 shares of Common Stock held by Ault Life Sciences Fund, LLC, and (vi) 12 shares of Common Stock underlying currently exercisable warrants held by Hyperscale Data, Inc. Excludes 2,470 shares of Common Stock underlying warrants held by Ault Lending, LLC that are not currently exercisable due to a beneficial ownership blocker limitation provision contained therein.
- WILLIAM B. HORNE (CIK 0001333268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,518; shared voting power 0; sole dispositive power 3,518; shared dispositive power 0; aggregate amount beneficially owned 3,518 (0.1% of the class)
  Comment: Represents (i) 3,333 shares of Common Stock and (ii) 185 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
- HENRY C.W. NISSER (CIK 0001775938): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); member of a group; source of funds: other (OO); sole voting power 926; shared voting power 0; sole dispositive power 926; shared dispositive power 0; aggregate amount beneficially owned 926 (0% of the class)
  Comment: Represents shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
- KENNETH S. CRAGUN (CIK 0001327261): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,111; shared voting power 0; sole dispositive power 1,111; shared dispositive power 0; aggregate amount beneficially owned 1,111 (0% of the class)
  Comment: Represents shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
- DAVID J. KATZOFF (CIK 0001864317): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 1,726; shared voting power 0; sole dispositive power 1,726; shared dispositive power 0; aggregate amount beneficially owned 1,726 (0.1% of the class)
  Comment: Represents (i) 615 shares of Common Stock and (ii) 1,111 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.
- HYPERSCALE DATA, INC. (CIK 0000896493): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 693,349; sole dispositive power 0; shared dispositive power 693,349; aggregate amount beneficially owned 693,349 (18.1% of the class)
  Comment: Represents (i) 12 shares of Common Stock underlying currently exercisable warrants held by it, (ii) 661,743 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Ault Lending, LLC, (iii) 23,334 shares of Common Stock underlying currently exercisable warrants held by Ault Lending, LLC, and (iv) 8,260 shares of Common Stock held by Ault Lending, LLC. Excludes 2,470 shares of Common Stock underlying warrants held by Ault Lending, LLC that are not currently exercisable due to a beneficial ownership blocker limitation provision contained therein.
- AULT LENDING, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 693,337; sole dispositive power 0; shared dispositive power 693,337; aggregate amount beneficially owned 693,337 (18.1% of the class)
  Comment: Represents (i) 8,260 shares of Common Stock, (ii) 661,743 shares of Common Stock underlying shares of Series B Convertible Preferred Stock and (iii) 23,334 shares of Common Stock underlying currently exercisable warrants. Excludes 2,470 shares of Common Stock underlying warrants that are not currently exercisable due to a beneficial ownership blocker limitation provision contained therein.
- AULT LIFE SCIENCES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,068; sole dispositive power 0; shared dispositive power 11,068; aggregate amount beneficially owned 11,068 (0.4% of the class)
- AULT LIFE SCIENCES FUND, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 61; sole dispositive power 0; shared dispositive power 61; aggregate amount beneficially owned 61 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Alzamend Neuro, Inc.
Address of issuer's principal executive offices: 3500 LENOX RD. NE, SUITE 1500, Atlanta, Georgia (GA), 30326
Comment: This Amendment No. 6 ("Amendment No. 6") amends the statement on Schedule 13D originally filed by the Reporting Persons on June 25, 2021, as amended (the "Schedule 13D"), and relates to the Common Stock of Alzamend Neuro, Inc. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 6 shall have the meaning assigned to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is filed by:

(i) Hyperscale Data, Inc. (f/k/a Ault Alliance, Inc.), a Delaware corporation ("Hyperscale Data"), with respect to the shares of Common Stock of the Issuer (the "Shares") beneficially owned by it and as the holder of all of the equity interests of Ault Lending, LLC ("Ault Lending");

(ii) Ault Lending, LLC, a California limited liability company, with respect to the Shares beneficially owned by it;

(iii) Ault Life Sciences, Inc., a Delaware corporation ("Ault Life Sciences"), with respect to the Shares beneficially owned by it;

(iv) Ault Life Sciences Fund, LLC, a Delaware limited liability company ("Ault Life Sciences Fund"), with respect to the Shares beneficially owned by it;

(v) Milton C. Ault, III, as Director of the Issuer, Executive Chairman of Hyperscale Data, Chief Executive Officer and Director of Ault Life Sciences and Managing Member of Ault Life Sciences Fund;

(vi) William B. Horne, Chairman of the Board of Directors of the Issuer, Chief Executive Officer and Director of Hyperscale Data, Chief Executive Officer of Ault Lending and Chief Financial Officer and Director of Ault Life Sciences;

(vii) Henry C.W. Nisser, Executive Vice President, General Counsel and Director of the Issuer, President, General Counsel and Director of Hyperscale Data and President and Director of Ault Life Sciences;

(viii) Kenneth S. Cragun, Senior Vice President of Finance of the Issuer, Chief Financial Officer of Hyperscale Data and Chief Accounting Officer of Ault Life Sciences; and

(ix) David Katzoff, Chief Financial Officer of the Issuer and Manager of Ault Lending.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Hyperscale Data, Ault Lending, Ault Life Sciences and Ault Life Sciences Fund. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed in Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
Item 2(b) is hereby amended and restated in its entirety to read as follows:

The principal business address of Messrs. Ault, Horne and Cragun is c/o Hyperscale Data, Inc., 11411 Southern Highlands Parkway, Suite 190, Las Vegas, Nevada 89141. The principal business address of Mr. Nisser is c/o Hyperscale Data, Inc., 122 E. 50th Street, Suite 5000, New York, NY 10168. The principal business address of Mr. Katzoff is c/o Alzamend Neuro, Inc., 3480 Peachtree Road NE, Second Floor, Suite 103, Atlanta, GA 30326. The principal business address of Hyperscale Data is 11411 Southern Highlands Parkway, Suite 190, Las Vegas, Nevada 89141. The principal business address of each of Ault Life Sciences, Ault Life Sciences Fund and Ault Lending
is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety to read as follows:

The principal occupation of Mr. Ault is serving as the Executive Chairman of Hyperscale Data. The principal occupation of Mr. Horne is serving as the Chief Executive Officer of Hyperscale Data. The principal occupation of Mr. Nisser is serving as the President and General Counsel of Hyperscale Data. The principal occupation of Mr. Cragun is serving as the Chief Financial Officer of Hyperscale Data. The principal occupation of Mr. Katzoff is serving as the Chief Financial Officer of the Issuer.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated in its entirety to read as follows:

No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated in its entirety to read as follows:

No Reporting Person nor any person listed in Exhibit 1 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated in its entirety to read as follows:

Hyperscale Data, Ault Life Sciences and Ault Life Sciences Fund are organized under the laws of the State of Delaware. Ault Lending is organized under the laws of the State of California. Messrs. Ault, Horne, Cragun and Katzoff are citizens of the United States of America. Mr. Nisser is a citizen of Sweden. The citizenship of the persons listed in Exhibit 1 is set forth therein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is amended and restated in its entirety as follows: The securities of the Issuer purchased by each of Hyperscale Data, Ault Life Sciences and Ault Life Sciences Fund were purchased with working capital. The securities of the Issuer acquired by Ault Lending were acquired with working capital, except for 691 shares issued for marketing and brand development services provided by Hyperscale Data, its parent entity. The Shares purchased by Messrs. Ault, Horne and Katzoff were purchased with personal funds. The stock options owned by Messrs. Ault, Horne, Nisser, Cragun and Katzoff were awarded to them in their capacities as officers and/or directors of the Issuer. The aggregate purchase price of the warrants currently exercisable into 12 Shares owned directly by Ault Alliance is approximately $0. The aggregate purchase price of the 11,068 Shares owned directly by Ault Life Sciences is approximately $7,970. The aggregate purchase price of the 61 Shares owned directly by Ault Life Sciences Fund is approximately $123,707. The aggregate purchase price of the 8,260 Shares and warrants currently exercisable (subject to beneficial ownership limitations contained therein) into 23,334 Shares owned directly by Ault Lending is approximately $24,446,080, which includes marketing and brand development services valued at $1.4 million. The aggregate purchase price of the approximate 1,535.24 shares of Series B convertible preferred stock (the "Series B Convertible Preferred Stock") and warrants to purchase 2,470 Shares (which warrants are not currently exercisable) owned directly by Ault Lending is approximately $1,535,245. The aggregate purchase price of the 1,843 Shares owned directly by Mr. Ault is approximately $1,179. The aggregate purchase price of the 3,333 Shares owned directly by Mr. Horne is approximately $14,028. The aggregate purchase price of the 615 Shares owned directly by Mr. Katzoff is approximately $53,374.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 3,139,861 Shares outstanding as of July 30, 2025, which is the total number of Shares outstanding as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2025.

As of the date hereof, Mr. Ault may be deemed to beneficially own 706,321 Shares, consisting of (i) 1,843 Shares held directly by him, (ii) 661,743 Shares underlying shares of Series B Convertible Preferred Stock held by Ault Lending, (iii) 23,334 Shares underlying currently exercisable warrants held by Ault Lending, (iv) 8,260 Shares held by Ault Lending, (v) 11,068 Shares held by Ault Life Sciences, (vi) 61 Shares held by Ault Life Sciences Fund, and (vii) 12 Shares underlying currently exercisable warrants held by Hyperscale Data. Excludes 2,470 Shares underlying warrants held by Ault Lending that are not currently exercisable due to a beneficial ownership blocker limitation provision contained therein. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Hyperscale Data, Ault Life Sciences, Ault Life Sciences Fund and Ault Lending by virtue of his relationships with such entities described in Item 2.
Percentage: Approximately 18.5%

As of the date hereof, Mr. Horne may be deemed to beneficially own 3,518 Shares, consisting of (i) 3,333 Shares held directly by him and (ii) 185 Shares underlying stock options currently exercisable or exercisable within 60 days.
Percentage: Approximately 0.1%

As of the date hereof, Mr. Nisser may be deemed to beneficially own 926 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.
Percentage: Approximately 0.0%

As of the date hereof, Mr. Cragun may be deemed to beneficially own 1,111 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.
Percentage: Approximately 0.0%

As of the date hereof, Hyperscale Data may be deemed to beneficially own 693,349 Shares, consisting of (i) 12 Shares underlying currently exercisable warrants held directly by it, (ii) 661,743 Shares underlying shares of Series B Convertible Preferred Stock held by Ault Lending, (iii) 23,334 Shares underlying currently exercisable warrants held by Ault Lending, and (iv) 8,260 Shares held by Ault Lending. Excludes 2,470 Shares underlying warrants held by Ault Lending that are not currently exercisable due to a beneficial ownership blocker limitation provision contained therein. Hyperscale Data may be deemed to beneficially own the Shares beneficially owned by Ault Lending by virtue of its relationship with such entity described in Item 2.
Percentage: Approximately 18.1%

As of the date hereof, Ault Lending may be deemed to beneficially own 693,337 Shares, consisting of (i) 8,260 Shares held directly by it, (ii) 661,743 Shares underlying shares of Series B Convertible Preferred Stock held directly by it, and (iii) 23,334 Shares underlying currently exercisable warrants held directly by it. Excludes 2,470 Shares underlying warrants held directly by it that are not currently exercisable due to a beneficial ownership blocker limitation provision contained therein.
Percentage: Approximately 18.1%

As of the date hereof, Ault Life Sciences may be deemed to beneficially own 11,068 Shares held directly by it.
Percentage: Approximately 0.4%

As of the date hereof, Ault Life Sciences Fund may be deemed to beneficially own 61 Shares held directly by it.
Percentage: Approximately 0.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

Mr. Ault:
1. Sole power to vote or direct vote: 1,843
2. Shared power to vote or direct vote: 704,479
3. Sole power to dispose or direct the disposition: 1,843
4. Shared power to dispose or direct the disposition: 704,479

Mr. Horne:
1. Sole power to vote or direct vote: 3,518
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,518
4. Shared power to dispose or direct the disposition: 0

Mr. Nisser:
1. Sole power to vote or direct vote: 926
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 926
4. Shared power to dispose or direct the disposition: 0

Mr. Cragun:
1. Sole power to vote or direct vote: 1,111
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,111
4. Shared power to dispose or direct the disposition: 0

Mr. Katzoff:
1. Sole power to vote or direct vote: 1,726
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,726
4. Shared power to dispose or direct the disposition: 0

Hyperscale Data:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 693,349
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 693,349

Ault Lending:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 693,337
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 693,337

Ault Life Sciences:

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,068
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,068

Ault Life Sciences Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 61
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 61
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated in its entirety as follows:

None of the Reporting Persons have engaged in any transactions in the Shares during the past 60 days except as set forth in Exhibit 2 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Officers and Directors
Exhibit 2 - Transactions in the Securities of the Issuer During the Past 60 Days

## Signatures
- MILTON C. AULT, III: /s/ Milton C. Ault, III, Individual (08/01/2025)
- WILLIAM B. HORNE: /s/ William B. Horne, Individual (08/01/2025)
- HENRY C.W. NISSER: /s/ Henry C. Nisser, Individual (08/01/2025)
- KENNETH S. CRAGUN: /s/ Kenneth S. Cragun, Individual (08/01/2025)
- DAVID J. KATZOFF: /s/ David J. Katzoff, Individual (08/01/2025)
- HYPERSCALE DATA, INC.: /s/ Milton C. Ault, III, Executive Chairman (08/01/2025)
- AULT LENDING, LLC: /s/ David J. Katzoff, Manager (08/01/2025)
- AULT LIFE SCIENCES, INC.: /s/ Milton C. Ault, III, Chief Executive Officer (08/01/2025)
- AULT LIFE SCIENCES FUND, LLC: /s/ Milton C. Ault, III, Managing Member (08/01/2025)